Exhibit 99.1

Draganfly Secures FAA Waiver for Drone Operations Over People and Moving Vehicles

Rare Urban Environment FAA Waiver Granted to Draganfly for Prescribed Flight Route Over Boston

Saskatoon, SK, January 23, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, an industry-leading drone solutions and systems provider, announced today that it has secured a Federal Aviation Administration (FAA) waiver enabling its small unmanned aircraft (sUA) to conduct operations over human beings and moving vehicles. This waiver marks a significant milestone for Draganfly and highlights its commitment to advancing the capabilities of UAV operations in complex urban environments.

The waiver, granted under 14 CFR §§ 107.39—Operations over human beings and 107.145—Operations over moving vehicles, allows Draganfly to conduct flights beyond the standard operational restrictions of FAA Part 107 regulations. The permissions cover a prescribed flight route over the city of Boston, emphasizing safety and reliability while operating within challenging and densely populated urban settings.

“Securing this FAA waiver underscores the trust and confidence we have built with regulatory authorities and reflects the safety and strength of our UAV platforms,” said Cameron Chell, CEO of Draganfly Inc. “This achievement allows us to deploy drones for critical applications in urban environments, including public safety, infrastructure inspection, and specialized mission support.”

The waiver permits the following operations:

●	Operations over human beings: Allowing flights over individuals who are not direct participants in the UAV operation.

●	Operations over moving vehicles: Enabling UAV operations over moving traffic, which is critical for urban deployment scenarios.

These regulatory exemptions reinforce Draganfly’s position as an innovator in the UAV space and showcase its readiness to meet the evolving needs of its defense, government, and commercial partners.

“This waiver is not only a regulatory achievement but a significant step forward in scaling drone operations in the urban landscape,” said Coty Vann, UAS Programs Director and lead project manager for the Boston project. “We are proud to pioneer UAV missions that make meaningful contributions to industries and communities alike.”

The FAA waiver reinforces Draganfly’s commitment to ensuring operational safety while pushing the boundaries of UAV applications. The company’s drone systems are equipped with advanced airspace management capabilities and precision controls, enabling compliance with the stringent safety standards set forth by the FAA.

This milestone positions Draganfly to lead the drone industry into a future where UAVs are seamlessly integrated into urban environments. As regulations evolve and the demand for UAV solutions continues to grow, Draganfly is poised to deliver innovative, reliable, and scalable systems that redefine the role of drones across multiple sectors.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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